UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Addition of new second-tier, third-tier and fourth-tier subsidiaries

On June 20, 2016, KB Financial Group Inc. (“KB Financial Group”) disclosed that it has added Hyundai Asset Management Co., Ltd. (“Hyundai Asset Management”) as a new second-tier subsidiary.

•	Key details of the new second-tier subsidiary are as follows:

1.	Information regarding the new second-tier subsidiary:

A.	Company name: Hyundai Asset Management Co., Ltd.

B.	Primary area of business: Collective investment services

C.	Key financial figures as of December 31, 2015:

•	Total Assets (KRW): 32,118,811,081

•	Total Liabilities (KRW): 1,909,321,906

•	Total Stockholders’ Equity (KRW): 30,209,489,175

•	Capital Stock (KRW): 30,000,000,000

2.	Date of addition: June 20, 2016

3.	Reasons for addition: Completion of the inclusion of the subsidiaries, second-tier subsidiaries and third-tier subsidiaries of Hyundai Securities Co., Ltd. (“Hyundai Securities”) as non-consolidated affiliates of KB Financial Group following the addition of Hyundai Securities as a new non-consolidated subsidiary of KB Financial Group on May 31, 2016.

4.	Total number of affiliated companies after the addition of new second-tier, third-tier and fourth-tier subsidiaries. (including KB Financial Group): 41

5.	Other relevant information

-	Pursuant to the Financial Holding Company Act, KB Financial Group completed its filing of a report regarding the inclusion of Hyundai Asset Management Co., Ltd., Hyundai Securities America Inc. (US branch), Hyundai Securities Asia Ltd. (Hong Kong branch), Hyundai-Tongyang Agrifood Private Equity Fund and Keystone-Hyundai Securities No. 1 Private Equity Fund as non-consolidated second-tier subsidiaries, AQG Capital Management Pte. Ltd. (Singapore) and Hyundai Able Investments Pte. Ltd. (Singapore) as non-consolidated third-tier subsidiaries and Able Quant Asia Pacific Feeder Fund (T.E.) Limited and Able Quant Asia Pacific Master Fund Limited as non-consolidated fourth-tier subsidiaries of KB Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 20, 2016	By: /s/ Jungsoo Huh
(Signature)
Name: Jungsoo Huh
Title: Senior Managing Director